Exhibit 3.1

Article III of the Restated Articles of Incorporation as in effect on October 28, 2003 (the “Restated Articles”) was amended as follows:

The Corporation shall have authority to issue 500,000 shares of Common Stock.

Paragraph 5(a)(vi) of Part II of the Restated Articles regarding the Flex MMP Preferred Stock was amended as follows:

(vi)           "Maximum Applicable Rate" for any Subsequent Dividend Period will be the Applicable Percentage of the Reference Rate.  The "Applicable Percentage" will be determined based on the length of the Subsequent Dividend Period as follows:

Length of Subsequent Dividend Period	Applicable Percentage of Reference Rate
Less than or equal to 1,188 days (three years and 3 months)	600%
Greater than 1,188 days (three years and 3 months)	275%